Registration No. 333-190208

As filed with the Securities and Exchange Commission on October 18, 2013
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 1

JOHN HANCOCK BOND TRUST
(Exact Name of Registrant as Specified in Charter)

601 Congress Street
Boston, Massachusetts 02210
(Address of Principal Executive Offices)

617-663-3000
(Registrant’s Area Code and Telephone Number)

Thomas M. Kinzler
Secretary
John Hancock Bond Trust
601 Congress Street
Boston, Massachusetts 02210
(Name and Address of Agent for Service)

Copies to:

Mark P. Goshko, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111

Title of securities being registered: shares of beneficial interest (no par value) of the Registrant.

Approximate date of proposed public offering: as soon as practicable after this Registration Statement becomes effective.

No filing fee is required because an indefinite number of shares of the Registrant have previously been registered pursuant to Section 24(f) under the Investment Company Act of 1940.

It is proposed that this filing become effective on October 18, 2013 pursuant to Rule 462(d).

JOHN HANCOCK BOND TRUST

The sole purpose of this post-effective amendment is to file the final Opinion of K&L Gates LLP on tax matters.

PART C
OTHER INFORMATION
Item 15. Indemnification

No change from the information set forth in Item 30 of the most recently filed amendment to the Registration Statement of John Hancock Bond Trust (“Registrant”) on Form N-1A under the 1933 Act and the 1940 Act (File Nos. 002-66906 and 811-03006) as filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2013 (accession no. 0000950123-12-010837), which information is incorporated herein by reference.

Item 16. Exhibits

Exhibit Number	Description* * Unless otherwise stated, all filing references are to File No. 2-94157.

1(a)
Amended and Restated Declaration of Trust dated March 8, 2005. – previously filed as exhibit 99.(a) to post-effective amendment no. 58 filed on September 14, 2005, accession number 0001010521-05-000407.

1(a)(1)
Amendment dated June 24, 2005 to the Amended and Restated Declaration of Trust, regarding change of address of principal place of business. – previously filed as exhibit 99.(a).1 to post-effective amendment no. 59 filed on September 27, 2006 accession number 0001010521-06-00827.

1(a)(2)
Amendment dated June 22, 2007 to the Amended and Restated Declaration of Trust regarding establishment of Class I shares for John Hancock High Yield Fund. – previously filed as exhibit 99.(a).2 to post-effective amendment no. 60 filed on June 25, 2007, accession number 0001010521-07-00468.

1(a)(3)
Amendment dated April 17, 2009 to the Amended and Restated Declaration of Trust regarding amendment and restatement of Section 8.4. – previously filed as exhibit 99.(a).3 to post-effective amendment no. 64 filed on September 25, 2009, accession number 0000950123-09-046081.

1(a)(4)
Certificate dated August 4, 2011 regarding establishment and designation of Class R6 shares relating to John Hancock High Yield Fund. - previously filed as exhibit 99.(a).4 to post-effective amendment no. 66 filed on August 30, 2011, accession number 0000950123-11-081285.

2(a)	Amended and Restated By-Laws dated March 8, 2005. – previously filed as exhibit 99.(b) to post-effective amendment no. 58 filed on September 14, 2005, accession number 0001010521-05-000407.

2(a)(1)
Amendment dated March 11, 2008 to the Amended and Restated By-Laws. – previously filed as exhibit 99.(b).1 to post-effective amendment no. 64 filed on September 25, 2009, accession number 0000950123-09-046081.

2(a)(2)
Amendment dated June 9, 2009 to the Amended and Restated By-Laws. – previously filed as exhibit 99.(b).2 to post-effective amendment no. 64 filed on September 25, 2009, accession number 0000950123-09-046081.

2(a)(3)
Amendment dated August 31, 2010 to the Amended and Restated By-Laws dated March 5, 2005. - previously filed as exhibit 99.(b).3 to post-effective amendment no. 66 filed on August 30, 2011, accession number 0000950123-11-081285.

3	Not Applicable.

Exhibit Number	Description*

4	Form of Agreement and Plan of Reorganization — previously filed as Appendix A to the Proxy Statement/Prospectus on Form N-14 filed on August 8, 2013, accession number 0000898432-13-001116.

5	Included in Exhibits 1 and 2 hereto.

6(a)
Advisory Agreement dated July 1, 2009 (the “Advisory Agreement”) between Registrant and John Hancock Advisers, LLC (the “Adviser”) relating to John Hancock Government Income Fund, John Hancock High Yield Fund, and John Hancock Investment Grade Bond Fund – previously filed as exhibit 99.(d) to post-effective amendment no. 64 filed on September 25, 2009, accession number 0000950123-09-046081.

6(a)(1)
Amendment dated June 1, 2012 to John Hancock Advisers, LLC Agreement relating to John Hancock High Yield Fund. – previously filed as exhibit 99.(d).3 to post-effective amendment no. 70 filed on September 26, 2012, accession number 0000950123-12-012194.

6(b)
Sub-Advisory Agreement dated December 31, 2005 (the “Sub-Advisory Agreement”) among Registrant, John Hancock Advisers, LLC and MFC Global Investment Management (U.S.), LLC (now known as John Hancock Asset Management a division of Manulife Asset Management (US) LLC) relating to John Hancock Government Income Fund, John Hancock High Yield Fund, and John Hancock Investment Grade Bond Fund. – previously filed as exhibit 99.(d).3 to post-effective amendment no. 59 filed on September 27, 2006, accession number 0001010521-06-00827.

6(b)(1)
Amendment dated June 1, 2012 to the Sub-Advisory Agreement relating to John Hancock High Yield Fund. – previously filed as exhibit 99.(d).7 to post-effective amendment no. 70 filed on September 26, 2012, accession number 0000950123-12-012194.

7(a)
Distribution Agreement dated December 22, 1994 (the “Distribution Agreement”) between Registrant and John Hancock Broker Distribution Services, Inc. (renamed John Hancock Funds, Inc. and now known as John Hancock Funds, LLC). – previously filed as exhibit (6)(a) to post-effective amendment no. 30 filed on May 15, 1995, accession number 0000950135-95-001202.

7(a) (1)
Amendment dated August 30, 1996 to the Distribution Agreement between Registrant and John Hancock Funds, LLC relating to John Hancock Government Income Fund and John Hancock High Yield Bond Fund. – previously filed as exhibit 99.B6.3 to post-effective amendment no. 36 filed on February 28, 1997, accession number 0001010521-97-000232.

8	Not Applicable

9
Master Custodian Agreement dated September 10, 2008 between John Hancock Mutual Funds and State Street Bank and Trust Company. – previously filed as exhibit 99.(g) to post-effective amendment no. 64 filed on September 25, 2009, accession number 0000950123-09-046081.

10(a)
Series I Shares Rule 12b-1 Plan (formerly Class A Shares) dated September 21, 2001, as amended April 4, 2002, June 26, 2003, April 1, 2004, December 13, 2004, June 23, 2005, September 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, June 27, 2008, and March 25, 2011 previously filed as exhibit (m) to post-effective amendment no. 93 filed on February 10, 2011, accession number 0000950123-11-011585.

Exhibit Number	Description*

10(a)(1)
Class A Distribution Plan dated July 1, 2009 between Registrant and the Distributor relating to John Hancock Government Income Fund, John Hancock High Yield Fund and John Hancock Investment Grade Bond Fund. – previously filed as exhibit 99.(m).1 to post-effective amendment no. 64 filed on September 25, 2009, accession number 0000950123-09-046081.

10(a)(2)
Class B Distribution Plan dated July 1, 2009 between Registrant and John Hancock Funds, LLC relating to John Hancock Government Income Fund. – previously filed as exhibit 99.(m).2 to post-effective amendment no. 64 filed on September 25, 2009, accession number 0000950123-09-046081.

10(a)(3)
Class B Distribution Plans dated August 30, 1996 between Registrant and John Hancock Funds, LLC relating to John Hancock High Yield Fund (formerly, John Hancock High Yield Bond Fund) and John Hancock Investment Grade Bond Fund. – previously filed as exhibit 99.B15.2 and 99.B15.3 to post-effective amendment no. 36 filed on February 28, 1997, accession number 0001010521-97-000232.

10(a)(4)
Class C Distribution Plan dated July 1, 2009 between Registrant and the Distributor relating to John Hancock High Yield Fund. – previously filed as exhibit 99.(m).5 to post-effective amendment no. 64 filed on September 25, 2009, accession number 0000950123-09-046081.

10(b)	Amended and Restated Multiple Class Plan pursuant to Rule 18f-3 dated December 6, 2012 for John Hancock Mutual Funds advised by the Adviser.

11
Opinion and Consent of K&L Gates LLP, regarding legality of issuance of shares and other matters — previously filed as exhibit 99.11 to registration statement on Form N-14 filed on July 29, 2013, accession number 0000898432-13-001042.

12	Opinion of K&L Gates LLP on tax matters —Filed herewith.

13	Not Applicable.

14	Consent of PricewaterhouseCoopers LLP —previously filed as exhibit 99.14 to registration statement on Form N-14 filed on August 8, 2013, accession number 0000898432-13-001116.

15	Not Applicable

16	Powers of Attorney for all Trustees — previously filed as exhibit 99.16 to registration statement on Form N-14 filed on July 29, 2013, accession number 0000898432-13-001042.

17(a)	Annual Report of John Hancock Bond Trust dated May 31, 2013 — previously filed on Form N-CSR on August 5, 2013, accession no. 0000928816-13-001165.

17(b)	Form of Proxy Card — previously filed as exhibit 99.17 to registration statement on Form N-14 filed on July 29, 2013, accession number 0000898432-13-001042.

Item 17. Undertakings

(a) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(b) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Bond Trust, has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 18th day of October 2013.

JOHN HANCOCK BOND TRUST
(Registrant)
By:	/s/ Hugh McHaffie
Hugh McHaffie
President

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ Hugh McHaffie Hugh McHaffie	President (Chief Executive Officer)	** (Date)
/s/ Charles A. Rizzo Charles Rizzo	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	** (Date)
/s/ Charles L. Bardelis* Charles L. Bardelis	Trustee	** (Date)
/s/ James R. Boyle* James R. Boyle	Trustee	** (Date)
/s/ Craig Bromley* Craig Bromley	Trustee	** (Date)
/s/ Peter S. Burgess* Peter S. Burgess	Trustee	** (Date)
/s/ William H. Cunningham* William H. Cunningham	Trustee	** (Date)
/s/ Grace K. Fey* Grace K. Fey	Trustee	** (Date)
/s/ Theron S. Hoffman* Theron S. Hoffman	Trustee	** (Date)
/s/ Deborah C. Jackson* Deborah C. Jackson	Trustee	** (Date)
/s/ Hassell H. McClellan* Hassell H. McClellan	Trustee	** (Date)
/s/ James. M. Oates* James M. Oates	Trustee and Chairman	** (Date)
/s/ Steven R. Pruchansky* Steven R. Pruchansky	Trustee	** (Date)
/s/ Gregory A. Russo* Gregory A. Russo	Trustee	** (Date)
/s/ Warren A. Thompson * Warren A. Thompson	Trustee	** (Date)

* By:	/s/ Christopher Sechler
Christopher Sechler, Attorney-in-Fact
Pursuant to Powers of Attorney previously filed as exhibit 99.16 to registration statement on Form N-14 filed on July 29, 2013, accession number 0000898432-13-001042.

** October 18, 2013

JOHN HANCOCK BOND TRUST
Index to Exhibits

Exhibit Number	Description of Exhibit

12	Opinion of K&L Gates LLP on tax matters.